VOI, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2
Balance Sheets 3
Statements of Income 4
Statements of Equity 5
Statements of Cash Flows 6
Notes to the Financial Statements 7

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Voi, Inc.
Springfield, Vermont

We have reviewed the accompanying financial statements of Voi, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 10, 2021

VOI, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 176,565	$ 96,350
Accounts receivable, net	66	37,621
Employee advances	-	1,000
Due from shareholders	14,237	11,115
Prepaid expenses and other current assets	276,928	317,643
TOTAL CURRENT ASSETS	467,796	463,729
PROPERTY AND EQUIPMENT		
Property and equipment, net	1,690	2,571
OTHER ASSETS		
Intangible assets	65,484	134,938
TOTAL ASSETS	$ 534,970	$ 601,238

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 160,481	$ 108,751
Accrued expenses	2,749	4,631
Due to employees	-	211
Line of credit	56,657	-
SBA PPP loan	78,176	-
Notes payable - current portion	17,719	150,000
TOTAL CURRENT LIABILITIES	315,782	263,593
LONG-TERM LIABILITIES		
Warrant liability	1,004,006	1,002,756
Convertible notes	265,830	-
TOTAL LONG-TERM LIABILITIES	1,269,836	1,002,756
TOTAL LIABILITIES	1,585,618	1,266,349
SHAREHOLDERS' EQUITY		
Preferred stock, see note 9	525	525
Common stock, see note 9	389	389
Additional paid-in capital	14,550,862	14,549,990
Accumulated deficit	(15,602,424)	(15,216,015)
TOTAL SHAREHOLDERS' EQUITY	(1,050,648)	(665,111)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 534,970	$ 601,238

See independent accountant's review report and accompanying notes to financial statements.

VOI, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 274,962	$ 92,043
COST OF GOODS SOLD	1,859	-
GROSS PROFIT	273,103	92,043
OPERATING EXPENSES		
Amortization and depreciation expense	46,319	59,290
General and administrative	332,283	322,488
Legal and professional fees	43,076	84,715
Salaries and wages	445,597	674,452
Sales and marketing	4,755	99,571
TOTAL OPERATING EXPENSES	872,030	1,240,516
NET OPERATING INCOME	(598,927)	(1,148,473)
OTHER INCOME/(EXPENSES)		
Other income	5,180	-
Sale of domain name	325,983	-
Litigation settlement	-	(150,000)
Issuance of warrant	(1,250)	
Interest expense	(117,395)	(13,600)
TOTAL OTHER INCOME/(EXPENSES)	212,518	(163,600)
NET LOSS	$ (386,409)	$ (1,312,073)

See independent accountant's review report and accompanying notes to financial statements.

VOI, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock			Common Stock								
	Shares		Amount	Shares		Amount	Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 1, 2019	5,215,988	$	522	3,916,726	$	392	14,549,089	$	(13,903,942)	$	646,061
Stock based compensation	-	$	-	-	$	-	901	$	-	$	901
Conversion of common to preferred stock	35,000		3	(30,018)		(3)			-	$	-
Net loss	-		-	-		-			(1,312,073)	$	(1,312,073)
ENDING BALANCE, DECEMBER 31, 2019	5,250,988	$	525	3,886,708	$	389	$ 14,549,990	$	(15,216,015)	$	(665,111)
Stock based compensation				-		-	872		-	$	872
Net loss	-		-	-		-	-		(386,409)	$	(386,409)
ENDING BALANCE, DECEMBER 31, 2020	**5,250,988**	**$**	**525**	**3,886,708**	**$**	**389**	**$ 14,550,862**	**$**	**(15,602,424)**	**$**	**(1,050,648)**

See independent accountant's review report and accompanying notes to financial statements.

VOI, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (386,409)	$ (1,312,073)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	46,318	59,290
Stock based compensation expense	872	901
Issuance costs - convertible notes	(33,071)	
Warrant issuance	1,250	
(Increase) decrease in assets:		
Accounts receivable	37,555	543,928
Employee advances	1,000	(1,000)
Prepaid expenses and other current assets	40,715	57,094
Deposits	-	4,225
Increase (decrease) in liabilities:		
Accounts payable	51,730	40,544
Due to employees	(211)	211
Accrued interest	47,651	-
Accrued expenses	(1,882)	(9,735)
CASH USED FOR OPERATING ACTIVITIES	(194,482)	(616,615)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	-	9,696
CASH PROVIDED BY INVESTING ACTIVITIES	24,017	9,696
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of loans to shareholders	(3,122)	(11,115)
Draws on line of credit	56,657	-
Issuance of SBA PPP loan	78,176	-
Issuance/(Repayment) of notes payable	(131,031)	150,000
Issuance of convertible note payable	250,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	250,680	138,885
NET INCREASE (DECREASE) IN CASH	80,215	(468,034)
CASH AT BEGINNING OF YEAR	96,350	564,384
CASH AT END OF YEAR	$ 176,565	$ 96,350
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 68,872	$ 13,600
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Voi, Inc. (the "Company") was incorporated in the State of Delaware on January 24, 2013. The Company specializes in the healthcare industry through offering empirically-validated solutions for individuals that are at risk for suicide and behavioral health issues.

Going Concern
Since Inception, the Company has relied on funds from preferred stock and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020 and 2019, the Company has recorded $34,510 and nil as an allowance for doubtful accounts, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of intellectual property. Intangible assets are amortized over five years. Amortization expense for the years ending December 31, 2020, and 2019, was $45,437 and $46,981, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Vermont.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a subscription to the software. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $274,962 and $92,043 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due from Shareholders

From time-to-time the Company gives advances to majority shareholders. As of December 31, 2020, and 2019, the balance of the due from shareholders was $14,237 and $11,115. These advances have no interest rate or specified maturity date. Management intends to receive these amounts due within the next year.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Office Equipment	$ 9,906	$ 9,906
	9,906	9,906
Less: Accumulated depreciation	8,216	7,335
Total	$ 1,690	$ 2,571

5. Notes Payable

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 1.33% per month, initially maturing in June 2019, amended maturity date of January 2021, monthly payment of interest only, uncollateralized.	$ 17,719	$ 150,000
Less: Current portion of notes payable	17,719	150,000
Long term portion of notes payable	-	-

Maturity of the note payable is as follows:

December 31, 2021	$ 17,719
	$ 17,719

6. SBA PPP Loan

In 2020, the Company received loan proceeds of $78,176 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not

6. SBA PPP Loan (continued)

forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7. Line of Credit

The Company has a $75,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020, and 2019, the Company had $56,657 and nil outstanding on the line of credit.

8. Warrant Liability

During 2017, the Company issued 583,709 warrants to shareholders and contractors. The warrants entitle the holder to purchase one share of common stock, or preferred stock, at an exercise price equal to $0.01 - $3.12 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of a qualifying event (the "Termination Date"). In 2020, the Company issued 125,000 warrants of common stock with an exercise price of $0.01 per share. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$0.01 - $3.12
Exercise Price	$0.01 - $3.12
Time to Maturity (years)	Undetermined
Annual Risk-Free Interest Rate	0.14%
Annualized Volitility	125%
Fair value of warrants	$0.01 - $2.97

8. <u>Warrant Liability (continued)</u>

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share	Fair Value
Fair value at initial measurement date:	583,709	$0.01 - $2.97	$ 1,002,756
Fair value at December 31, 2019:	583,709		1,002,756
Issuance of warrants	125,000	$ 0.01	1,250
Fair value at December 31, 2020:	708,709		$ 1,004,006

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2020, and 2019, none of the warrants have bene exercised.

9. <u>Equity</u>

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 5,867,129 shares at $0.0001 par value per share. As of December 31, 2020, and 2019, 5,250,988 and 5,250,988 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 13,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 3,886,708 and 3,886,708 shares have been issued and are outstanding.

Stock Compensation/Equity Incentive
The Company's 2014 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,273,054 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. The Company has recorded stock compensation expenses of $872 and $901 during the years ending December 31, 2020 and 2019, respectively. The options were valued at $0.0016 per share using the Black Scholes Model. No shares were exercised during the years ending December 31, 2020 and 2019. As of December 31, 2020, the following represents the outstanding options at their respective exercise price:

	Options Granted	Strike Price	Options Vested	Outstanding Options
December 31, 2019	2,372,471	$1.18 - $1.19	1,309,451	1,088,891
December 31, 2020	2,372,471	$1.18 - $1.19	1,854,291	1,633,731

10. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on January 24, 2013, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. Subsequent Events

2014 Stock Option Plan
In February 2021, the Company authorized the amount of reserved common stock shares from 2,273,054 to 3,618,856.

In June 2021, the Company authorized the issuance of 562,000 shares of common stock options to officers of the Company.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on the funds raised in this offering.

Managements Evaluation
The Company has evaluated subsequent events through August 10, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.